UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	      Washington, D.C. 20549

		   SCHEDULE 13D

     Under the Securities Exchange Act of 1934
	     (Amendment No.        )*

	 Stanford Telecommunications, Inc.
		 (Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

854402104
		  (CUSIP Number)

Kathleen S. Tillotson, Kopp Investment Advisors, 7701 France Ave. So.,
		     Suite 500
Edina, MN 55435 (612) 841-0400
(Name, Address and Telephone Number of Person Authorized to Receive
	    Notices and Communications)

12/31/97
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d- 1(b)(3) or (4), check the following box [      ].

Check the following box if a fee is being paid with the statement [      ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.) An original filing on Schedule 13G was last amended on 1/31/97. A Schedule 13D is now filed owing to a greater than 1% position by non- Schedule 13G persons and issuance of SEC
Rel. No. 34-39538.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

		   SCHEDULE 13D

CUSIP No.           854402104                Page 1 of 3

     l) Name of Reporting Person
	 S.S. or I.R.S. Identification No. of Person

	       Kopp Investment Advisors, Inc.
	       I.D. No. 41-1663810

     2) Check the appropriate box if a Member of a Group

	 (a)

	 (b)   X

     3) SEC Use Only

     4) Source of Funds

		OO: Client Funds; WC

     5) Check Box if Disclosure of Legal Proceedings is Required
	  Pursuant to Items 2(d) or 2(e)     [     ]

     6) Citizenship or Place of Organization

	       Minnesota

     Number of shares         7) Sole Voting Power:    130,000
     Beneficially Owned
     by Each Reporting
     Person With:             8) Shared Voting Power:  0

			 9) Sole Dispositive Power:    0

			 10) Shared Dispositive Power:
				   3,570,392

     11) Aggregate Amount Beneficially Owned by Each Reporting
	   Person
		    3,570,392

     12)  Check Box if the Aggregate Amount in Row (11) Excludes
	    Certain Shares*        [    ]

     13)  Percent of Class Represented by Amount in Row (11)

		    27.6%

     14)  Type of Reporting Person IA

		   SCHEDULE 13D

CUSIP No       854402104                Page 2 of 3

     l) Name of Reporting Person
	S.S. or I.R.S. Identification No. of Person

	       Kopp Holding Company
	       I.D. No. 41-1875362

     2) Check the appropriate box if a Member of a Group

	 (a)

	 (b)   X

     3) SEC Use Only

     4) Source of Funds

	       Not applicable - indirect beneficial ownership

     5) Check Box if Disclosure of Legal Proceedings is Required
	  Pursuant to Items 2(d) or 2(e)     [   ]

     6) Citizenship or Place of Organization

	       Minnesota

     Number of shares         7) Sole Voting Power:    0
     Beneficially Owned
     by Each Reporting
     Person With:             8) Shared Voting Power:  0

			 9) Sole Dispositive Power:    0

			 10) Shared Dispositive Power:  0

     11) Aggregate Amount Beneficially Owned by Each Reporting
	   Person

		    3,570,392

     12)  Check Box if the Aggregate Amount in Row (11) Excludes
	    Certain Shares*      [  ]

     13)  Percent of Class Represented by Amount in Row (11)

		    27.6%

     14)  Type of Reporting Person HC

		   SCHEDULE 13D

CUSIP No.      854402104                Page 3 of 3

     l) Name of Reporting Person
	 S.S. or I.R.S. Identification No. of Person

	       LeRoy C. Kopp

     2) Check the appropriate box if a Member of a Group

	 (a)

	 (b)   X

     3) SEC Use Only

     4) Source of Funds

	       PF, OO

     5) Check Box if Disclosure of Legal Proceedings is Required
	  Pursuant to Items 2(d) or 2(e)    [  ]

     6) Citizenship or Place of Organization

	       United States

     Number of shares         7) Sole Voting Power:    178,000
     Beneficially Owned
     by Each Reporting
     Person With:             8) Shared Voting Power:  0

			 9) Sole Dispositive Power:    178,000

			 10) Shared Dispositive Power:  0

     11) Aggregate Amount Beneficially Owned by Each Reporting
	   Person

		    3,748,392

     12)  Check Box if the Aggregate Amount in Row (11) Excludes
	    Certain Shares*         [       ]

     13)  Percent of Class Represented by Amount in Row (11)

		    29%

     14)  Type of Reporting Person IN


Item 1.  Security and Issuer

     This statement relates to the common stock, $.01 par value per share ("Common Stock"), of Stanford Telecommunications, Inc., a Delaware corporation ("Company"), whose principal executive offices are located at 1221 Crossman Avenue, Sunnyvale, CA 94089.

Item 2.  Identity and Background

     (a) This statement is filed by Kopp Investment Advisors, Inc.
("KIA"), with respect to shares of Common Stock held in discretionary accounts managed by KIA; Kopp Holding Company ("KHC"), solely as the parent corporation of KIA and indirect beneficial owner of the shares beneficially owned by KIA; and LeRoy C. Kopp individually with respect to shares of Common Stock beneficially owned directly by him and indirectly by him by virtue of his ownership of all of the stock of KHC. The foregoing persons are hereinafter sometimes referred to as "Reporting Persons." Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference. Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The business address of each of the Reporting Persons and directors and executive officers is 7701 France Avenue South, Suite 500, Edina, MN 55435.

     ( c) The principal business of KIA is that of an investment advisor managing discretionary accounts owned by numerous third-party clients, including the Kopp Emerging Growth Fund, a registered investment company incorporated under Minnesota law. KHC is a holding company engaged, through subsidiaries, in the investment industry. The principal occupation of Mr. Kopp is serving as the president of KHC and KIA.

     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) KIA and KHC are Minnesota corporations. Mr. Kopp and all other directors and executive officers of the Reporting Persons are citizens of the United States.




Item 3.  Source and Amount of Funds or Other Consideration

     The net investment cost (including commissions, if any) of the shares of Common Stock directly or indirectly beneficially owned by Mr. Kopp, which includes shares beneficially owned by the other Reporting Persons, at December 31, 1997, was $40,092,799.09. Any shares beneficially owned by KIA were purchased with the investment capital of KIA or the investment capital of the owners of the discretionary accounts. The shares beneficially owned directly by Mr.Kopp were purchased with his investment capital or the funds of an employee benefit plan or 501(c)(3) corporation. See Item 5 below.

Item 4.  Purpose of Transaction

     The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Persons pursue an investment objective of long term capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the management, operations and markets of companies in which they invest, including the Company, on a continual basis through analysis of research and discussions with industry and market observers and with representatives of such companies.

     Each Reporting Person that owns shares of Common Stock assesses the Company's business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Company's shares in particular. Depending on such assessments, one or more of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the shares of Common Stock. Such actions will depend on a variety of factors, including current and anticipated trading prices for the Common Stock, alternative investment opportunities, and general economic, financial market, and industry conditions.

     The Reporting Persons understand that prior purchases of shares of Common Stock, if any, by persons named in Schedule A to this statement were made for the purpose of each such person's personal investment.

     Except as described in this Item 4, none of the Reporting Persons nor any other person named in Schedule A has any plans or proposals that relate to, or would result in, any matter required to be disclosed in response to paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) By virtue of limited powers of attorney and/or investment advisory agreements, KIA is the beneficial owner of 3,570,392 shares, or 27.6%, of the Common Stock. KIA has sole voting power over a small percentage of the shares managed for clients. Under its standard investment agreement, KIA does not vote its clients' shares. By virture of the relationships described in
Item 2 of this statement, KHC and Mr. Kopp have indirect beneficial ownership of the shares beneficially owned by KIA.

     Mr. Kopp's direct beneficial ownership comprises Common Stock held in the Kopp Holding Company Profit Sharing Plan ("Plan"), for which he serves as sole trustee; held in the Kopp Family Foundation ("KFF"), for which he serves as a director; and held in the LeRoy C. Kopp Individual Retirement Account ("IRA"). The Plan is the direct owner of 12,000 shares, or less than .1%, of the Common Stock. The KFF is the direct owner of 40,000 shares, or .3%, of the Common Stock. The IRA is the direct owner of 126,000 shares, or 1%, of the Common Stock. In the aggregate, including the shares beneficially owned by KIA, Mr. Kopp may be deemed beneficially to own a total of 3,748,392 shares, or 29%, of the Common Stock. All information is as of December 31, 1997.

     (b) KIA has sole power to vote 130,000 shares of the Common Stock. Pursuant to the limited powers of attorney granted to KIA by its clients, which generally are terminable immediately upon notice, KIA in effect shares with the majority of its clients the power to dispose of the Common Stock owned by them. Mr. Kopp has sole power to dispose of and to vote the Common Stock beneficially owned directly by him.

     ( c) The identity of the Reporting Person, type of transaction, date, number of shares, and price per share (excluding commission) for all transactions in the Common Stock by the Reporting Persons within the past
60 days are set forth on Schedule B attached hereto and incorporated by reference herein. Substantially all trades by the Reporting Persons are done in the over-the-counter market.

     (d) With the exception of the clients of KIA and the employees of KHC, no person other than each respective record owner of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of such shares of Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as otherwise expressly disclosed herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to the Common Stock.

Item 7.  Material to Be Filed as Exhibits

     Exhibit 1 - A written agreement relating to the filing of this statement pursuant to Rule 13d-1(f).
		    Signatures

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.


Dated:__________________________________

KOPP INVESTMENT ADVISORS, INC.

BY:______________________________

TITLE:___________________________

KOPP HOLDING COMPANY

BY:______________________________

TITLE:___________________________

LEROY C. KOPP

___________________________________
		     Exhibit 1

	      JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock (as defined) and to the attachment of this agreement to the Schedule 13D as Exhibit 1 thereto.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this ___________ day of _______.


KOPP INVESTMENT ADVISORS, INC.

BY:______________________________

TITLE:___________________________

KOPP HOLDING COMPANY

BY:______________________________

TITLE:___________________________

LEROY C. KOPP

___________________________________
                    Schedule A

List of Directors, Executive Officers, and Control Persons


LeRoy C. Kopp, individually, and as sole director and president of Kopp Investment Advisors, Inc. and Kopp Holding Company

Donald B. Cornelius as chief financial officer of KIA and KHC


Schedule  B  For Stanford Telecommunications


REPORTING       TRANSACTION     DATE    SHARES   UNIT $
PERSON
KIA     sl      01-02-98        400      $16.66
KIA     sl      01-02-98        3000     $16.81
KIA     sl      01-05-98        1000     $16.52
KIA     sl      01-05-98        500      $16.28
KIA     sl      01-06-98        1000     $16.56
KIA     sl      01-07-98        200      $16.18
KIA     sl      01-07-98        1000     $16.35
KIA     sl      01-07-98        1000     $16.56
KIA     sl      01-07-98        300      $16.42
KIA     sl      01-08-98        200      $16.50
KIA     sl      01-08-98        1000     $16.62
KIA     sl      01-08-98        200      $16.62
KIA     sl      01-09-98        200      $15.06
KIA     sl      01-09-98        1000     $16.33
KIA     sl      01-09-98        300      $13.68
KIA     sl      01-13-98        800      $15.61
KIA     sl      01-20-98        500      $17.31
KIA     sl      01-21-98        500      $17.31
KIA     sl      01-21-98        1500     $17.31
KIA     sl      01-21-98        400      $17.15
KIA     sl      01-21-98        400      $17.30
KIA     sl      01-26-98        1000     $15.85
KIA     sl      01-26-98        600      $15.75
KIA     sl      01-27-98        400      $15.87
KIA     sl      01-27-98        800      $16.37
KIA     sl      01-27-98        600      $15.92
KIA     sl      01-27-98        500      $15.94
KIA     sl      01-28-98        500      $15.30
KIA     sl      01-28-98        500      $15.05
KIA     sl      01-30-98        800      $15.67
KIA     sl      02-02-98        500      $17.00
KIA     sl      02-02-98        600      $16.68
KIA     sl      02-02-98        200      $17.06
KIA     sl      02-03-98        400      $16.75
KIA     sl      02-05-98        1000     $18.09
KIA     sl      02-06-98        800      $19.75
KIA     sl      02-06-98        3000     $18.69
KIA     sl      02-06-98        2000     $18.65
KIA     sl      02-06-98        1000     $18.85
KIA     sl      02-09-98        2000     $18.94
KIA     sl      02-09-98        1000     $18.66
KIA     sl      12-01-97        500      $20.99
KIA     sl      12-01-97        500      $21.02
KIA     sl      12-01-97        1000     $21.06
KIA     sl      12-02-97        1000     $19.19
KIA     sl      12-02-97        1000     $19.54
KIA     sl      12-03-97        1000     $19.33
KIA     sl      12-03-97        1000     $19.19
KIA     sl      12-03-97        400      $18.96
KIA     sl      12-04-97        300      $19.52
KIA     sl      12-05-97        200      $19.63
KIA     sl      12-05-97        1600     $19.32
KIA     sl      12-05-97        1400     $19.60
KIA     sl      12-09-97        2000     $18.97
KIA     sl      12-10-97        3000     $18.97
KIA     sl      12-11-97        1000     $17.14
KIA     sl      12-12-97        500      $17.44
KIA     sl      12-15-97        200      $16.81
KIA     sl      12-16-97        1000     $16.98
KIA     sl      12-17-97        400      $18.37
KIA     sl      12-17-97        200      $18.12
KIA     sl      12-17-97        200      $17.81
KIA     sl      12-18-97        1000     $16.69
KIA     sl      12-18-97        300      $16.50
KIA     sl      12-19-97        1000     $17.00
KIA     sl      12-22-97        5000     $17.19
KIA     sl      12-22-97        400      $16.14
KIA     sl      12-22-97        1000     $16.24
KIA     sl      12-30-97        200      $17.37
KIA     sl      12-30-97        1000     $17.37

* KIA --- represents all client and mutual fund transactions